EXHIBIT 99.8

March 26, 2019

Consent of Independent Registered Public Accounting Firm

We, KPMG LLP, consent to the use of our report dated March 25, 2019, with respect to the consolidated financial statements of Cronos Group Inc. (the “Company”) as at and for the year ended December 31, 2018, included in this Annual Report on Form 40-F.

We, KPMG LLP, also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-226131) on Form S-8 of Cronos Group Inc.

Our report dated March 25, 2019, contains an explanatory paragraph that states, without qualifying our opinion, that we draw attention to Note 6(b) to the consolidated financial statements, which indicates that the Company has retrospectively applied the change in accounting policy to capitalize the direct and indirect costs attributed to the biological asset transformation. Our report so dated refers to our audit of the adjustments to retrospectively apply the change in accounting policy to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements other than with respect to such adjustments.

/s/ KPMG LLP
Vaughan, Ontario, Canada
Chartered Professional Accountants
Licensed Public Accountants